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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                          SHAMAN PHARMACEUTICALS, INC.
                           ---------------------------
                                (Name Of Issuer)

                                  COMMON STOCK
                          ----------------------------
                         (Title of Class of Securities)

                                    819319500
                          ----------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2000
                          ----------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        /___/  Rule 13d-1(B)
        / X /  Rule 13d-1(C)
        /___/  Rule 13d-1(D)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)                                                     Page 1 of 6

CUSIP No. 819319500                  13G                            Page 2 of 6

------------------------------------------------------------------------
1       Name Of Reporting Persons
        I.R.S. Identification Nos. of above Persons (entities only)

        Madalyn T. Ciocca
------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) /  /
        (b) /  /
------------------------------------------------------------------------
3.      SEC Use Only
------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        United States
------------------------------------------------------------------------
Number of               5.   Sole Voting Power
Shares  Beneficially
Owned by Each                2,026,734 shares (shares of Common Stock
Reporting                    issuable upon exercise of warrants and options)
Person With:

                        ------------------------------
                        6.   Shared Voting Power
                             -0-
                        -----------------------------
                        7.   Sole Dispositive Power

                             2,026,734 shares (shares of Common Stock
                             issuable upon exercise of warrants and options)
                        ------------------------------
                        8.   Shared Dispositive Power
                             -0-
------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,026,734 shares (shares of Common Stock issuable upon exercise of warrants and options)
------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
------------------------------------------------------------------------

CUSIP No. 819319500                  13G                            Page 3 of 6

11. (a) Percent of Class Represented by Amount in Row 9

       1.98%
------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
       IN
------------------------------------------------------------------------

ITEM 1.

(a)   The Name of the Issuer :
          Shaman Pharmaceuticals, Inc. (The "Issuer")

(b)   Address of Issuer's Principal Executive Office:

          213 East Grand Avenue
          South San Francisco, CA  94080

Item 2.

(a)   Names of the Persons Filing:

          Madalyn T. Ciocca

(b)   Address of Principal Business Office or, if none, Residence:

          157 West 78th Street, Suite 6
          New York, NY 10024

(c)   Citizenship:

          United States

(d)   Title of Class of Securities:

          Common Stock

(e) CUSIP Number:

          819319500

Item 3. If this Statement is Filed Pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)       ___ Broker or Dealer Registered under Section 15 of the Act (15
              U.S.C. 78o).

CUSIP No. 819319500                  13G                            Page 4 of 6


(b)       ___ Bank as fefined in Section 3(a)(6) of the Act (15 U.S.C.78c).

(c)       ___ Insurance Company as defined in Section 3(a)(19) of the
              Act (15 U.S.C. 78c)

(d)       ___ Investment Company registered under Section 8 of the Investment
              Company Act of 1940 (15 U.S.C. 80a-8)

(e)       ___ An Investment Adviser in accordance with 240.13d-1(b)(1)(ii)(e)

(f)       ___ An Employee Benefit Plan or Endowment Fund in accordance with 240.13d- 1(b)(1)(ii)(F)

(g)       ___ A Parent Holding Company or Control Person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)       ___ A Savings Association as defined in Section 3(b) of the
              Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)       ___ A Church Plan that is excluded from the definition of an
              Investment Company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)       ___ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)


Item 4.  Ownership:

(a)   Amount Beneficially Owned:

          See Row 9 of cover page.

(b)   Percent of Class:

          See Row 11 of cover page.

(c)   Number of shares as to which such person has:

(i)   Sole power to vote:

          See Row 5 of cover page.

(ii)  Shared power to vote or to direct the vote:

          See Row 6 of cover page.

CUSIP No. 819319500                  13G                            Page 5 of 6


(iii) Sole Power to dispose or to direct the disposition of:

          See Row 7 of cover page.

(iv)  Shared power to dispose or to direct the disposition of:

          See Row 8 of cover page.

Item 5.  Ownership of Five Percent or less of a Class

If This Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the Beneficial Owner of more than Five Percent of the Class of Securities, check the following / X /.

Item 6.  Ownership of More Than Five Percent on Behalf Of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

CUSIP No. 819319500                  13G                            Page 6 of 6


Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in Connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2001



                                             /s/  Madalyin T. Ciocca
                                             ------------------------
                                                  Madalyn T. Ciocca